EXHIBIT (a)(5)(D)

FOR IMMEDIATE RELEASE

IRI RECEIVES INDICATION OF INTEREST FROM OPEN RATINGS

IRI Board Reaffirms Recommendation For IRI Shareholders
To Tender Into Gingko Offer

CHICAGO – October 25, 2003 – Information Resources, Inc. (IRI) (NASDAQ:IRIC) said today that it has received an unsolicited, non-binding indication of interest from Open Ratings, Inc. to acquire all of the outstanding shares of IRI common stock for at least $3.75 per share in cash, together with Contingent Value Rights (CVRs) associated with IRI’s antitrust lawsuit pending against ACNielsen Co., The Dun & Bradstreet Corp. and IMS International, Inc. (Antitrust Lawsuit), and certain commitments to fund the Antitrust Lawsuit, on terms at least as favorable as those being offered by Gingko Acquisition Corp.

Under the terms of IRI’s previously announced merger agreement with Gingko, the IRI Board, consistent with its fiduciary duties, may consider alternative transactions that could reasonably be expected to lead to a proposal that is superior to Gingko’s. After careful consideration, including consultation with its independent financial and legal advisors, the IRI Board of Directors determined that Open Ratings’ indication of interest could not reasonably be expected to lead to a binding offer superior to the Gingko transaction.

The IRI Board also unanimously reaffirmed its recommendation that IRI shareholders tender their shares into the Gingko offer.

In making its determination that Open Ratings’ indication of interest could not reasonably be expected to lead to a superior binding offer, the IRI Board considered, among other things, that:

  Open Ratings’ indication of interest is “non-binding” and subject to significant conditions including obtaining financing and satisfactory completion of extensive due diligence by Open Ratings and each of its financing sources;
  Open Ratings does not have committed financing and IRI’s Board expressed significant concern that Open Ratings will be able to secure debt financing at the level suggested by its indication of interest. Despite numerous requests from IRI since receiving Open Ratings’ indication of interest, Open Ratings has been unwilling to provide even the name of its potential source of debt financing. Further, Open Ratings has indicated to IRI’s advisors that its potential source of debt financing has not yet been informed of IRI’s identity. Open Ratings has also indicated that any firm financing commitments would require extensive due diligence by Open Ratings and each of its financing sources;
  Dun & Bradstreet, a co-defendant in IRI’s Antitrust Lawsuit, is both an owner and a strategic business partner of Open Ratings. The Board believes that this is a potentially serious conflict of interest in Open Ratings’ ability to deliver to the IRI shareholders full value for their investment, which includes both cash and maximization of any potential lawsuit proceeds; and

  Open Ratings’ indication of interest arrived eight months after IRI announced that the Company had hired William Blair & Company, L.L.C. to explore strategic alternatives in a publicly announced process, almost four months after the announcement of Gingko’s original offer to acquire IRI, and only eight trading days prior to the expiration of Gingko’s tender offer.

Pursuant to its obligations under its merger agreement with Gingko, IRI informed Gingko of Open Ratings’ indication of interest. Gingko informed IRI that it will not respond to Open Ratings’ indication of interest with either an extension of its tender offer or with a change to the terms of its offer.

As previously announced, IRI has entered into a definitive merger agreement with Gingko, under which Gingko has commenced a tender offer for all the outstanding shares of IRI for $3.30 in cash for each IRI share plus a registered and tradable CVR, entitling the CVR holders to share in the proceeds, if any, from IRI’s antitrust suit pending against ACNielsen Co., The Dun & Bradstreet Corp. and IMS International, Inc. Specifically, the CVR holders are entitled to 68% of any potential litigation proceeds under $200 million, and 75% of any such proceeds in excess of $200 million, in each case subject to adjustments for taxes, contingencies and certain other items. Gingko’s tender offer for IRI is set to expire at 12:00 midnight, New York City time, on October 31, 2003.

For more information on the tender offer, visit the IRI web site at www.infores.com/public/global/investors/ or contact MacKenzie Partners, Inc., the Information Agent for the Gingko tender offer, at (800) 322-2885.

William Blair & Company, L.L.C. is serving as financial advisors to IRI and Winston & Strawn LLP is serving as legal counsel.

About IRI

IRI is a leading provider of UPC scanner- and panel-based business solutions to the consumer packaged goods and healthcare industries, offering services in the U.S., Europe and other international markets. IRI supplies CPG and pharmaceutical manufacturers, retailers, and brokers with information and analysis critical to their sales, marketing, and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. More information is available at www.infores.com.

Certain Additional Information for Stockholders

Gingko Acquisition Corp.’s solicitation and offer to purchase Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Stockholders can obtain the Offer to Purchase and related materials at no cost from the SEC’s website at www.sec.gov or from MacKenzie Partners, the Information Agent for the Gingko tender offer.

Forward-Looking Statements

This document contains certain forward-looking statements about IRI and/or the Antitrust Lawsuit and the Gingko transaction. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", and similar expressions as they relate to IRI, its Antitrust Lawsuit or the Gingko transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI including: the impact of general economic conditions in regions in which IRI currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the Antitrust Lawsuit and the CVRs. The actual results or performance by IRI and the actual proceeds (if any) to be received by IRI in respect of the Antitrust Lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or the outcome of the Antitrust Lawsuit or the proceeds to be received in respect of the CVRs.

Media Contact Information

IRI	Additional Contacts
Kristin Van	Joele Frank, Wilkinson Brimmer Katcher
312-474-3384	Barrett Godsey
kristin.van@infores.com	Joele Frank
212-355-4449